STATE HOUSE DISTILLING COMPANY, LLC

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2023 AND 2022

STATE HOUSE DISTILLING COMPANY, LLC
TABLE OF CONTENTS
DECEMBER 31, 2023 AND 2022

LaQuerreAudi
certified public accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
State House Distilling Company, LLC
Hartford, CT

We have reviewed the accompanying financial statements of State House Distilling Company, LLC, which comprise the balance sheet as of December 31, 2023 and 2022, and the related statements of income, changes in member's equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of State House Distilling Company, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

106 East St., P.O. Box 716, Plainville, CT 06062
P: (860) 747-4559 • F: (860) 793-2634 • www.laqcpa.com

LaQuerreAudi
certified public accountants

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompany financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Respectfully,

LaQuerre Audi, LLC

LaQuerre Audi, LLC
Certified Public Accountants
Plainville, CT

February 29, 2024

STATE HOUSE DISTILLING COMPANY, LLC
BALANCE SHEET
DECEMBER 31, 2023 AND 2022

(unaudited)

ASSETS

	2023	2022
CURRENT ASSETS		
Cash and cash equivalents	$ 18,109	$ -
TOTAL CURRENT ASSETS	18,109	-
FIXED ASSETS		
Construction in progress	26,216	-
TOTAL FIXED ASSETS	26,216	-
OTHER ASSETS		
Security deposit	15,000	-
Organizational costs	12,500	-
Start-up costs	3,175	-
Operating lease - right-of-use asset	2,016,609	-
TOTAL OTHER ASSETS	2,047,284	-
TOTAL ASSETS	$ 2,091,609	$ -

LIABILITIES & EQUITY

	2023	2022
LIABILITIES		
Operating lease liabilities, long-term	$ 2,016,609	$ -
TOTAL LIABILITIES	2,016,609	-
EQUITY		
Members' equity	75,000	-
TOTAL EQUITY	75,000	-
TOTAL LIABILITIES & EQUITY	$ 2,091,609	$ -

See accompanying notes and independent accountant's review report

STATE HOUSE DISTILLING COMPANY, LLC
STATEMENT OF INCOME
FOR THE YEARS ENDED
DECEMBER 31, 2023 AND 2022

(unaudited)

	2023	2022
REVENUES	$ -	$ -
COST OF REVENUES	-	-
GROSS PROFIT	-	-
GENERAL AND ADMINISTRATIVE EXPENSES	-	-
TOTAL OTHER INCOME (EXPENSES)	-	-
NET INCOME	$ -	$ -

STATE HOUSE DISTILLING COMPANY, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED
DECEMBER 31, 2023 AND 2022
(unaudited)

BALANCE, JANUARY 1, 2022	$	-
Net income		-
BALANCE, DECEMBER 31, 2022	$	-
Net income		-
Member contributions		75,000
BALANCE, DECEMBER 31, 2023	$	75,000

See accompanying notes and independent accountant's review report

STATE HOUSE DISTILLING COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED
DECEMBER 31, 2023 AND 2022
(unaudited)

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ -	$ -
Adjustments needed to reconcile net income to		
net cash provided by (used in) operating activities:		
(Increase) Decrease in other assets	(30,675)	-
Net Cash Provided By (Used In) Operating Activities	(30,675)	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(26,216)	-
Net Cash Provided By (Used In) Investing Activities	(26,216)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	75,000	-
Net Cash Provided by (Used In) Financing Activities	75,000	-
Net Increase (Decrease) in Cash and Cash Equivalents	18,109	-
Cash and Cash Equivalents at Beginning of Year	-	-
Cash and Cash Equivalents at End of Year	$ 18,109	$ -

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

State House Distilling Company, LLC (the "Company") was formed on December 20, 2021 in the state of Connecticut. The Company is a distillery and restaurant business that will operate a restaurant and bar alongside a manufacturing element centered around the production of canned and bottled pre-mixed alcoholic beverages, all in one premises located at 30 State House Square in Hartford, Connecticut. The Company is raising investments in this project in order to pay for costs associated with the construction, opening, and operation of the business. This includes architectural and engineering plan fees, physical construction, inventory, equipment, legal fees, permit fees, marketing, and staff training. As of December 31, 2023, the Company was not in operations.

Basis of Accounting

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents and Credit Risk

The Company considers all investments with an original maturity of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalents in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. The Company did not exceed the insured limit as of December 31, 2023 and 2022.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Top 606, is determined using the following steps:

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

1) Identification of the contract, or contracts, with the customer. The Company determines the existence of a contract with a customers when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern or transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers. The Company will earn revenues from retail sales of food and beverage for consumption both on and off premise, other retail items such as apparel and recipe books, private event sales, wholesale sale of manufactured premade alcohol beverages, and co-packing services for other brands/businesses.

Leases

The Company calculates operating lease liabilities with a risk-free discount rate, using a comparable period with the lease term. All lease and non-lease components are combined for all leases. Lease payments for leases with a term of 12 months or less are expensed on a straight-line basis over the term of the lease with no lease asset or liability recognized.

Fair Value of Financial Instruments

Financial instruments are generally defined as cash, evidence of ownership interest in an entity, or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. At December 31, 2023 and 2022, management believes that the fair value of the Company's financial instruments does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheets (See Note 4).

Income Taxes

State House Distilling Company, LLC is treated as a Partnership for income-tax purposes. Income or loss is passed through to the individual members who assume responsibility for any resulting federal and state income tax liabilities. Accordingly, the financial statements does not include a provision for income taxes on the earnings of the Company.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

In 2018, the state of Connecticut enacted a pass-through entity tax. The members of the Company are subject to a 6.99% pass-through entity tax, which is presented on the statement of revenue and expenses as other expense. There was no pass–through entity tax expense for the years ended December, 31, 2023 and 2022.

Subsequent Events

Management has evaluated subsequent events through February 29, 2024, the date the financial statements were available to be issued.

NOTE 2 – OTHER ASSETS

Organizational costs totaling $12,500, as of December 31, 2023, consist of legal and other costs incurred in connection with the business formation. There were no organizational costs as of December 31, 2022.

Start-up costs totaling $3,175, as of December 31, 2023, consist of advertising and marketing costs. There were no start-up costs as of December 31, 2022.

NOTE 3 – DESCRIPTION OF LEASING ARRANGEMENTS

The Company executed a real estate lease, which conveys merely to the right to use property, which requires annual base rental payments beginning January 2027. During the year ended December 31, 2023, the Company paid a $15,000 security deposit, as set forth in the executed lease agreement. Future lease payments will be charged to current operations. There were no payments related to the lease agreement during the year ended December 31, 2022.

The following summarizes the line items in the balance sheet, which include amounts for operating leases as of December 31, 2023 and 2022.

	2023	2022
Operating lease – right-of-use asset	$ 2,016,609	$ -
Current portion of operating lease liabilities	-	-
Operating lease liabilities	2,016,609	-
Total operating lease liabilities	$ 2,016,609	$ -

NOTE 3 – DESCRIPTION OF LEASING ARRANGEMENTS *(Continued)*

The following is a schedule of future minimum lease payments required under the lease agreement.

PERIOD ENDING DECEMBER 31,	
2024	$ -
2025	-
2026	-
2027	180,000
2028	184,500
Thereafter	1,652,109
	$ 2,016,609

NOTE 4 – FAIR VALUE MEASUREMENTS

FASB 820, Fair Value Measurements and Disclosures (FASB ASC 820) established a framework for identifying and measuring fair value. FASB ASC 820 provides a fair value hierarchy, giving the highest priority to quoted prices in active markets, and is expected to be applied to fair value measurements of derivative contracts that are subject to mark to market accounting and other assets and liabilities reported at fair value.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

FASB ASC 820 emphasizes that fair value is a market-based measurement, not an entity specific measurement, and establishes a fair value hierarchy that distinguishes between assumptions based on market data obtained from independent sources and those based on the entity's own assumptions. The hierarchy prioritizes the inputs to fair value measurements into three levels:

Level 1- measurements utilize unadjusted quoted prices in active markets for identical assets and liabilities that the entity had the ability to access. These consist primarily of listed equity securities, exchange traded fixed income, derivatives and certain U.S. government treasury securities.

Level 2- measurements include quoted prices for similar assets and liabilities in active markets, quoted prices identical or similar assets or liabilities in markets that are not active, and other observable inputs such as interest rates and yield curves that are observable at commonly quoted intervals. These consist primarily of non-exchange traded derivatives such as swaps, forward contracts of options and most fixed income securities.

NOTE 4 – FAIR VALUE MEASUREMENTS *(Continued)*

Level 3- measurements use unobservable inputs for assets and liabilities, are based on the best information available and might include the entity's own data. In some valuations, the inputs used may fall into different levels of hierarchy. In these cases, the financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. These consist mainly of assets and liabilities valued through an internal modeling process.

The following section describes the valuation methodologies used by the Company to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes the details of the valuation models, the key inputs to those models, and significant assumptions.

Available-for-sale and Held-to-maturity securities- The Company uses quoted market prices to determine fair value for these classes of securities. These financial assets consist of exchange traded fixed income and equity securities, and are classified in Level 1 of the financial hierarchy.

The following table presents information about the Company's respective assets and liabilities measured at fair value on a recurring basis at December 31, 2023 including the fair value measurements and the level of inputs used in determining those fair values:

Description	Level 1	Level 2	Level 3	Total
Assets:				
Equity Securities	$ -	$ -	$ -	$ -
Fixed Income	-	-	-	-
Total	$ -	$ -	$ -	$ -

Transfers between Level 1 and 2 generally relate to whether a market becomes active or inactive. Transfers between Levels 2 and 3 generally relate to whether, for various reasons, significant inputs become observable or unobservable. During the year ended December 31, 2023 and 2022, there were no significant transfers into and out of each level of the fair value hierarchy for assets and liabilities measured at fair value.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operation are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that would result in the Company ceasing operations.

Ligation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023 and 2022, there were no pending or threatened lawsuits that could reasonably be to have a material effect on the results of the Company's operations.

NOTE 6 – GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of the planned development, which could harm the business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.